SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
ACT OF 1934

For the month of April 2004

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company
(Translation of registrant’s name in English)

Av. Ayrton Senna da Silva, 1633 — 2° andar
54410-240 Jaboatão dos Guararapes
Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

MINUTES OF THE GENERAL SHAREHOLDERS' MEETING OF
TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
HELD ON APRIL 22, 2004.

(Written in summary form, according to the provisions of Article 130, Paragraph 1 of Law No. 6.404/76)

CNPJ/MF No. 02.558.156/0001-18
NIRE No. 26.3.0001109-3

Authorized Capital	of 700,000,000,000 shares
Subscribed Capital	R$ 318,247,996.35
Paid in Capital	R$ 318,247,996.35

I - DATE, TIME AND PLACE: General Shareholders' Meeting held at 1:00 p.m. on April 22, 2004, at the Company's head offices located at Av. Ayrton Senna da Silva, 1633, Piedade, Jaboatão dos Guararapes - PE.
II - NOTICE OF SHAREHOLDERS' MEETING: Published in the Gazeta Mercantil newspaper (April 7, 8 to 11, 12, 13 and 14), Jornal do Commercio newspaper (April 7, 8, 9, 10 and 12) and Diário Oficial do Estado de Pernambuco newspaper (April 7, 8, 13, 14 and 15), on pages A7, A6, A12, A19 and A31 of Gazeta Mercantil; pages 6, 5, 5, 8 and 9 of Jornal do Comércio; and pages 16, 18, 11, 19, 16 of Diário Oficial, copies of which are on the table.
III - QUORUM FOR THE MEETING: Present at the meeting were the shareholders representing more than 2/3 (two thirds) of the voting capital, as per the records and signatures contained in the Shareholder Attendance Book, all duly identified according to provisions of the Call Notice; Mr. Paulo Roberto Cruz Cozza, Member of the Audit Committee; and Mr. Paulo Sergio Dortas, representative from Ernst & Young Auditores Independentes.
IV - CHAIRMAN AND SECRETARY: Elected by those present, according to Article 25 of the Bylaws, were Mr. Walmir Urbano Kesseli, as Chairman of the Meeting, and Mr. Fabiano Gallo, as Secretary.
V - AGENDA: V.1. Demo Financial statements for the fiscal year 2003 and Management Report; V.2. Distribution of Net Income of 2003 and Distribution of Dividends; V.3. Election of the Board of Directors members; V.4. Election of the Audit Committee members; e V.5. Establish the global remuneration of Company Administrators.
VI - RESOLUTIONS/DECISIONS: VI.1. By unanimous decision of the shareholders present with voting rights, with the abstention of Mr. Walmir Urbano Kesseli, the accounts presented by Company Administrators were approved, as well as the Company's financial statements referent to the year ended December 31, 2003. VI.2. Approved by unanimous decision of the shareholders present with voting rights was the proposal for allocating the net income for the year 2002 and the distribution of dividends, pursuant to the following terms: The net income for the fiscal year ended in 2003, in the amount R$ 207,545,284.40 (two hundred and seven million, five hundred and forty five thousand, two hundred and eighty four reais and forty cents), will be allocated as follows: 1) Legal reserve: in accordance with legislation in effect: R$ 10.377.264,22 (ten million, three hundred and seventy seven thousand, two hundred and sixty four reais and twenty two cents), equivalent to 5% of net income for the year; 2) Profit Reserve to be Realized: mainly represented by the income tax fiscal incentive capital reserve constituted by the subsidiary company, in the amount of R$ 75,350,865.30; 3) Dividends: in accordance with legislation in effect and pursuant to provisions of the Bylaws: R$ 30,454,288.72 (thirty million, four hundred and fifty four thousand, two hundred and eighty eight reais and seventy two cents), corresponding to the minimum compulsory dividend of 25% of net income for the year. The dividends will be price level restated based on the variation of the Referential Rate (TR) until the day said dividends are made available to the Shareholders; 4) Realization of the Portion of the Dividends Payable Reserve: R$ 10,279,519.47 (ten million, two hundred and seventy nine thousand, five hundred and nineteen reais and forty seven cents), corresponding to the difference between the amount the Company has coming to it from its operating companies - R$ 40,733,808.19 (forty million, seven hundred and thirty three thousand, eight hundred and eight reais and nineteen cents) and the amount it has to distribute to its shareholders - R$ 30,454,288.72 (thirty million, four hundred and fifty four thousand, two hundred and eighty eight reais and seventy two cents). Company shareholders of record on April 5, 2002, will be entitled to this amount, as approved in the General Shareholders' Meeting held on April 4, 2002, which approved the constitution of this special reserve of dividends payable. Likewise, the amount of the dividends payable portion will be restated based on the variation of the Referential Rate (TR) until the day said dividends are made available to the Shareholders. The dividends and portion of the dividends payable reserve will be made available to shareholders 60 (sixty) days as of this date. VI.3. To form the Company's Board of Directors, the following members were elected: Mr. MARIO CESAR PEREIRA DE ARAÚJO, Brazilian citizen, married, Engineer, bearer of Identity Card (RG) No. 02.158.026 SSP/RJ, Individual Taxpayer I.D. (CPF) No. 235.485.337-87, residing and domiciled in Rio de Janeiro - RJ, with business offices at Av. República do Chile, 500, 30º andar, Rio de Janeiro - RJ, as Chairman of the Board, and Mr. FRANCO BERTONE, Italian citizen, married, Engineer, Passport No. A235933, with business offices in the city of São Paulo, state of São Paulo, located at Alameda Santos, 1940, 15º andar, Conj. 152 (partial); and, in a separate voting by minority common shareholders, pursuant to the provisions in Article 141, paragraph 4, item I, Mr. ISAAC SELIM SUTTON, Brazilian citizen, married, Economist, bearer of Identity Card (RG) No. 7.386.118-2 SSP/SP, Individual Taxpayer I.D. (CPF) No. 047.010.738-30, residing and domiciled in the city of São Paulo - SP, with business offices in the city of São Paulo - SP, at Av. Paulista, 2100. The Chairman received, from the shareholders who elected Mr. Isaac Selim Sutton, the statement that CVM Instruction 367/02 refers to, signed by the elected member. Shareholders Vanguard Emerging Markets Stock Index FD and Vanguard Emerging Markets Stock Index FD* abstained from voting, while shareholder Philips Electronics North América Corporation Máster Ret voted against. The shareholders that appointed the elected candidates declare that they received from said individuals the information that they do not possess any legal impediment that prevents them from being appointed and exercising their duties as Board of Directors members. All Board members elected will serve a term until the 2007 General Shareholders' Meeting. VI.4. To form the Company's Audit Committee, in accordance with article 161, paragraph 4, item "a" of Law No. 6.404/76, in a separate voting by the preferred shareholders with the controlling shareholder having abstained from same, the following members were elected: as effective member Mr. JOSÉ CARLOS DE BRITO, Brazilian citizen, married, degree in Law, bearer of Identity Card (RG) No. 2081217 SSP/SP, Individual Taxpayer I.D. (CPF) No. 068.117.528-15, residing and domiciled at Rua Piauí, 1234, 14º andar, Higienópolis, São Paulo - SP; and, as substitute, Mr. VALMIR DE SIQUEIRA VASCONCELOS, Brazilian citizen, widow, degree in Economics, bearer of Identity Card (RG) No. 624157 SSP/PE, residing and domiciled at Rua Adão Mariano da Cruz, 33, Centro, São José do Belmonte - PE. Shareholders Kodak Retirement Income Plan, Vanguard Emerging Markets Stock Index FD, Vanguard Emerging Markets Stock Index FD* and Capital International Emerging Markets Fund abstained from voting. Also in a separate voting, without the presence of the controlling shareholder, the following members were elected by the majority of common shareholders: as effective member, Mr. ANTÔNIO AUDELINO CORREA FILHO, Brazilian citizen, married, degree in Economics, bearer of Identity Card (RG) No. 37454614 SSP/SP, residing and domiciled at Rua Ferreira Penteado, 1552, apt. 33, Cambuí, Campinas - SP; and, as substitute, Mr. PETRÔNIO FERNANDES GONÇALVES JUNIOR, Brazilian citizen, married, degree in Economics, bearer of Identity Card (RG) No. 365052, residing and domiciled at SHIN QL7 Conj. 5, Casa 18, Lago Norte, Brasília - DF. Then, the following members were elected by the controlling shareholder: as effective members, Mr. MAILSON FERREIRA DA NÓBREGA, Brazilian citizen, married, degree in Economics, with business offices located at Av. Estados Unidos, 498, São Paulo - SP; CELSO CLEMENTE GIACOMETTI, Brazilian citizen, married, accountant and business administrator, bearer of Identity Card (RG) No. 3.179.758 SSP/SP, Individual Taxpayer I.D. (CPF) No. 029.303.408-78, with business offices located at R. Regina Badra, 911, São Paulo - SP; JOSINO DE ALMEIDA FONSECA, Brazilian citizen, married, degree in Civil Engineering, residing and domiciled at Rua Dr. Oscar Monteiro de Barros, 400, apt. 101, São Paulo - SP; and, as substitutes, respectively, Mr. GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian citizen, married, degree in Economics, with business offices located at Av. Estados Unidos, 498, São Paulo - SP; JOSÉ ANTÔNIO RAMOS, Portuguese citizen, married, Business Administrator, CRA No. 14.389, RNE No. W498167-U SE/DPMAF/DPF, Individual Taxpayer I.D. (CPF) No. 368.135.678-53, residing and domiciled at Av. Macuco, 417, apt. 213, São Paulo - SP; ANTONIO BARBOSA LEMES JUNIOR, Brazilian citizen, married, Business Adminisrtator, residing and domiciled at Av. República do Chile, 500, 30º andar, Rio de Janeiro - RJ. Shareholders Kodak Retirement Income Plan, General Motors Employees Global Group Pension Trust, Capital International Emerging Markets Fund, Emerging M. G. Fund Inc, Capital G. E. M. Equity Fund for Tax Exempt Trust, Capital Guardian Emerging Markets Restricted Equity Fund for Tax Exempt Trust and Capital Guardian Emerging Markets Equity Master Fund abstained from voting for the Audit Committee. The shareholders that appointed the elected candidates declare that they received from said individuals the information that they do not possess any legal impediment that prevents them from being appointed and exercising their duties as Audit Committee members. The annual individual remuneration of Audit Committee members was established to be R$ 108,000.00 (one hundred and eight thousand reais). All Audit Committee members elected will serve a term until the next General Shareholders' Meeting. VI.5. The proposal presented for the global remuneration of Company Administrators in the amount of R$ 1,822,000.00 (one million, eight hundred and twenty two thousand reais).
VII - CLOSING: Having nothing else to be discussed, the session was closed and these minutes were drawn up, which after being read and approved were signed by the Chairman and the Secretary, by the representative of the majority shareholder and by the representatives of the minority shareholders, having also being initialed by the member of the Audit Committee and representative of the External Auditing firm.

Jaboatão dos Guararapes, April 22, 2004.

Chairman
Walmir Urbano Kesseli

Secretary
Fabiano Gallo

p.p. TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
Fabiano Gallo

Shareholders:

(p.p Jefferson Dias Miceli)
Safra Ações Fundo de Investimento em Ações
Safra Indicial FIA
Safra Private FIA
Safra IBX50 Plus Fd. Inv. Ações
Safra Seguros
Banque Safra Luxembourg S.A.
Vailly S.A.
Tanlay S.A.

(p.p Ana Paula de Carvalho Reis)
Latinvest Partners Delaware
Latinvest Holdings Delaware LLC
Globalvest Value Holdings
Utilitivest III Delaware
Brazvest Fund Delaware
Globalvest Hedge Delaware
Utilitivest II Delaware
Latinvest Fund
Globalinvest Octane

(p.p. Rutenio Araujo)
Caixa de Previdência dos Func. do B. do Brasil - PREVI

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
Date: April 26, 2004
By: /s/ WALMIR URBANO KÉSSELI Name: Walmir Urbano Késseli Title: Chief Financial Officer